POLICY COVER SHEET

Job Name: XP3312I	Print Date and Time: 09/13/12 07:25
File Number: 06170

Business Center / Original Business Unit:

Policy Number:	ZBN–12T91608–12–N2

Name of Insured:	Corporate Capital Trust, Inc.

Agency Number:	0901154

Department or Expense Center:

Underwriter:	404040404 Underwriting Team:

Data Entry Person:	VONKUTZLEBEN, SUZY

Date and Time:	09/13/12 00:00 003

Special Instructions

Policy Commencement Date: 04/04/12

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

POLBR 11-85

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

ZBN–12T91608–12–N2	09/13/12	09/12/12	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

Corporate Capital Trust, Inc.

AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:

☐	Item 1.	Name of Insured / Principal Address:
From:

To:

☐	Item 2.	Bond Period:

From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☒	Item 3.	Limit of Liability is hereby amended to read as follows:
			Limit of Liability	Deductible Amount
		Insuring Agreement A - Fidelity	$1,000,000	$0
		Insuring Agreement B - Audit Expense	$	$
		Insuring Agreement C - Premises	$1,000,000	$25,000
		Insuring Agreement D - Transit	$1,000,000	$25,000
		Insuring Agreement E - Forgery or Alteration	$1,000,000	$25,000
		Insuring Agreement F - Securities	$1,000,000	$25,000
		Insuring Agreement G - Counterfeit Currency	$	$
		Insuring Agreement H - Stop Payment	$	$
		Insuring Agreement I - Uncollectible Items of Deposit	$	$
Optional Coverages Added by Rider:

			$	$
			$	$
			$	$
			$	$
			$	$
☐	Item 4.	Offices or Premises Covered:
The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Christa M. Vrtar
Authorized Representative

INSURED

ICB028 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

Secretary’s Certificate

I, Paul S. Saint-Pierre, Secretary of Corporate Capital Trust, Inc. (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company, (the “Board”), including a majority of the Directors who were not “interested persons” of the Company, by unanimous written consent of the Board dated September 17, 2012:

Increase Of Fidelity Bond of Company (under Rule 17g-1)

WHEREAS, consideration having been given by the Board to all factors deemed relevant by the Board, including the amount of the fidelity bond, the expected value of the assets of the Company to which any person covered under the fidelity bond may have access, the premium for such fidelity bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio, the Board has determined that the Company should increase its fidelity bond coverage in an amount sufficient to cover the minimum legal requirements pertinent to the Company as required by the Investment Company Act of 1940 (the “1940 Act”).

NOW, THEREFORE, BE IT RESOLVED, that the increase in the liability limit of the Company’s fidelity bond from St. Paul Fire and Marine Insurance Company from $750,000 to $1,000,000, where such fidelity bond protects the Company against larceny and embezzlement and such other perils as may be insured against, and covers the actions and omissions of each officer and employee of the Company who may have access to the Company’s assets, be, and it hereby is, approved and ratified; and

FURTHER RESOLVED, that the proper officers of the Company be, and each hereby is, authorized, empowered and directed to make such filings with the Securities and Exchange Commission and give such notices as may be required pursuant to Rule 17g-1 under the 1940 Act.

Dated: September 25, 2012	By: /s/ Paul S. Saint-Pierre
Paul S. Saint-Pierre
Secretary

Premium Statement:

The additional premium of $770.00 for the fidelity bond of Corporate Capital Trust, Inc. has been paid for the period of September 12, 2012 to April 4, 2013.